WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
White Knight Resources Ltd.

We have audited the consolidated balance sheets of White Knight Resources Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada
Chartered Accountants
August 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada
Chartered Accountants
August 22, 2006

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2006	2005

ASSETS

Current
Cash	$11,397,885	$282,459
Temporary investments (Note 3)	2,107,699	10,895,443
Receivables (net of allowance - $NIL; 2005 - $NIL)	117,490	176,164
Prepaid expenses	49,370	41,974
Total current assets	13,672,444	11,396,040

Mineral property interests (Note 4)	2,799,619	2,456,147
Deferred exploration costs (Note 5)	3,864,359	1,508,878
Equipment (Note 6)	930,853	139,118
Restricted reclamation bonds (Note 12)	234,783	196,692

Total assets	$21,502,058	$15,696,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$315,515	$161,831
Due to related parties (Note 7)	118,002	17,754

Total current liabilities	433,517	179,585

Asset retirement obligation (Note 8)	165,985

Total Liabilities	599,502	179,585

Shareholders' equity
Capital stock (Note 9)
Authorized: unlimited common shares without par value
Issued and outstanding 59,384,972 (2005 – 54,089,386)	33,630,385	26,844,701
Contributed surplus	3,153,572	1,246,525
Deficit accumulated during the exploration stage	(15,881,401)	(12,573,936)

Total shareholders’ equity	20,902,556	15,517,290

Total liabilities and shareholders’ equity	$21,502,058	$15,696,875

Nature and continuance of operations (Note 1)
Commitments (Note 14)

On behalf of the Board:

“John Leask”	Director	“Megan Cameron-Jones”	Director
John M. Leask		Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	Cumulative
	Amounts from
	Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004

ADMINISTRATION COSTS
Amortization	$220,145	$34,051	$30,546	$13,893
Audit	255,423	116,362	48,696	10,950
Bank charges and interest	26,349	7,464	5,762	1,520
Consulting	1,283,627	123,809	116,588	82,540
Consulting – stock-based compensation (Note 9)	3,263,846	2,275,298	148,543	840,005
Investor relations and shareholder information	665,974	175,427	123,189	52,889
Legal	641,631	120,155	26,958	23,196
Management fees – related party (Note 7)	1,437,910	264,000	264,000	210,000
Office and miscellaneous	753,670	96,089	85,068	56,201
Rent	338,199	56,497	54,873	28,300
Telephone	204,215	21,183	16,444	8,898
Transfer agent and listing fees	305,597	43,589	31,029	55,506
Travel and entertainment	505,337	108,044	69,132	52,569
Wages and benefits	831,071	130,998	79,918	31,863

Loss before other items	(10,732,994)	(3,572,966)	(1,100,746)	(1,468,330)

OTHER ITEMS
Write-off of deferred exploration costs (Note 5)	(3,560,589)	(143,783)	(194,598)	(241,549)
Interest income	1,295,734	442,036	261,600	97,920
Option payments received (net)	633,519
Write-off of mineral property interests	(3,814,257)
Gain (loss) on foreign exchange	125,574	(11,574)	(60,377)	(9,299)
Gain (loss) on disposal of temporary investments	166,591	(23,927)
Unrealized recovery (loss) on temporary
investments (Note 3)	(8,846)	2,749	31,404	(42,999)
Gain (loss) on disposal of equipment	13,867		(757)

	(5,148,407)	265,501	37,272	(195,927)

Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)

Basic and diluted loss per common share		$(0.06)	$(0.02)	$(0.04)

Weighted average number of common shares
outstanding		58,855,176	53,091,304	39,038,472

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

									Deficit
									Accumulated
									During the
	Number of						Contributed		Exploration
	Shares		Price		Amount		Surplus		Stage		Total

Balance, June 30, 1986		$		$		$		$		$

Shares issued for:
Incorporation	1
Initial offering	201,200		0.13		26,300						26,300
Loss for the period									(17,325)		(17,325)

Balance, June 30, 1987	201,201				26,300				(17,325)		8,975

Shares issued for:
Initial offering	1,176,400		0.12		138,100						138,100
Loss for the year									(49,793)		(49,793)

Balance, June 30, 1988	1,377,601				164,400				(67,118)		97,282

Loss for the year									(44,166)		(44,166)

Balance, June 30, 1989	1,377,601				164,400				(111,284)		53,116

Shares issued for:
Mineral property interests	150,000		0.46		68,499						68,499
Exercise of stock options	332,680		0.40		133,072						133,072
Private placement	350,000		0.40		140,000						140,000
Private placement	250,000		0.50		125,000						125,000
Flow-through private placement	279,905		0.54		150,100						150,100
Exercise of agent’s warrants	105,000		0.40		42,000						42,000
Private placement expenses					(30,000)						(30,000)
Loss for the year									(282,410)		(282,410)

Balance, June 30, 1990	2,845,186				793,071				(393,694)		399,377

Shares issued for:
Exercise of stock options	50,000		0.90		45,000						45,000
Exercise of stock options	262,250		0.28		73,430						73,430
Private placement	600,000		0.15		90,000						90,000
Private placement	263,158		0.95		250,000						250,000
Flow-through private placement	286,666		0.15		43,000						43,000
Loss for the year									(119,275)		(119,275)

Balance, June 30, 1991	4,307,260				$1,294,501	$			$(512,969)		$781,532

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY… continued
(Expressed in Canadian Dollars)

							Deficit
							Accumulated
							During the
	Number of					Contributed	Exploration
	Shares		Price	Amount		Surplus	Stage	Total

Balance, June 30, 1991	4,307,260	$		$1,294,501	$		$(512,969)	$781,532

Shares issued for:
Mineral property interests	100,000		0.29	29,000				29,000
Exercise of stock options	245,000		0.15	36,750				36,750
Debt settlement	114,308		0.53	60,869				60,869
Private placement	55,555		0.18	10,000				10,000
Finder’s fee	9,000		0.33	2,970				2,970
Private placement	300,000		0.33	99,000				99,000
Private placement	122,222		0.45	55,000				55,000
Exercise of warrants	460,000		0.20	92,000				92,000
Exercise of warrants	75,000		0.33	24,750				24,750
Loss for the year							(164,398)	(164,398)

Balance, June 30, 1992	5,788,345			1,704,840			(677,367)	1,027,473

Shares issued for:
Mineral property interests	250,000		0.20	50,000				50,000
Exercise of stock options	189,999		0.15	28,500				28,500
Exercise of stock options	395,000		0.20	79,000				79,000
Private placement	500,000		0.40	200,000				200,000
Private placement	20,000		0.45	9,000				9,000
Private placement	28,000		0.50	14,000				14,000
Loss for the year							(115,290)	(115,290)

Balance, June 30, 1993	7,171,344			2,085,340			(792,657)	1,292,683

Shares issued for:
Mineral property interests	190,000		0.24	46,000				46,000
Exercise of stock options	15,000		0.15	2,250				2,250
Exercise of stock options	132,000		0.21	27,720				27,720
Private placement	600,000		0.15	90,000				90,000
Private placement	300,000		0.23	67,500				67,500
Loss for the year							(1,051,873)	(1,051,873)

Balance, June 30, 1994	8,408,344			2,318,810			(1,844,530)	474,280

Shares issued for:
Mineral property interests	70,000		0.17	11,900				11,900
Loss for the year							(84,711)	(84,711)

Balance, June 30, 1995	8,478,344			$2,330,710	$		$(1,929,241)	$401,469

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY… continued
(Expressed in Canadian Dollars)

							Deficit
							Accumulated
							During the
	Number of					Contributed	Exploration
	Shares		Price	Amount		Surplus	Stage	Total

Balance, June 30, 1995	8,478,344	$		$2,330,710	$		$(1,929,241)	$401,469

Shares issued for:
Mineral property interests	130,000		0.50	65,000				65,000
Exercise of stock options	4,000		0.62	2,480				2,480
Exercise of stock options	580,000		0.22	127,600				127,600
Exercise of stock options	265,000		0.30	79,500				79,500
Private placement	650,000		0.30	195,000				195,000
Private placement	1,800,000		0.15	270,000				270,000
Private placement	500,000		0.46	230,000				230,000
Private placement	2,000,000		0.68	1,360,000				1,360,000
Exercise of warrants	10,000		0.30	3,000				3,000
Exercise of warrants	600,000		0.17	102,000				102,000
Exercise of warrants	300,000		0.26	78,000				78,000
Loss for the year							(288,538)	(288,538)

Balance, June 30, 1996	15,317,344			4,843,290			(2,217,779)	2,625,511

Shares issued for:
Exercise of stock options	205,000		0.78	159,900				159,900
Exercise of stock options	9,500		0.62	5,890				5,890
Private placement	100,000		1.40	140,000				140,000
Private placement	3,600,000		1.00	3,600,000				3,600,000
Exercise of warrants	470,000		0.30	141,000				141,000
Exercise of warrants	225,000		0.15	33,750				33,750
Exercise of warrants	500,000		0.46	230,000				230,000
Loss for the year							(477,124)	(477,124)

Balance, June 30, 1997	20,426,844			9,153,830			(2,694,903)	6,458,927

Shares issued for:
Mineral property interests	70,000		1.32	92,700				92,700
Exercise of warrants	1,575,000		0.17	267,750				267,750
Loss for the year							(1,063,932)	(1,063,932)

Balance, June 30, 1998	22,071,844			9,514,280			(3,758,835)	5,755,445

Shares issued for:
Private placement	3,708,132		0.38	1,409,090				1,409,090
Mineral property interests	70,000		0.41	28,500				28,500
Management bonus	500,000		0.30	150,000				150,000
Loss for the year							(2,173,417)	(2,173,417)

Balance, June 30, 1999	26,349,976			$11,101,870	$		$(5,932,252)	$5,169,618

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY… continued
(Expressed in Canadian Dollars)

							Deficit
							Accumulated
							During the
	Number of					Contributed	Exploration
	Shares		Price	Amount		Surplus	Stage	Total

Balance, June 30, 1999	26,349,976	$		$11,101,870	$		$(5,932,252)	$5,169,618

Shares issued for:
Mineral property interests	170,000		0.27	46,300				46,300
Loss for the year							(1,234,438)	(1,234,438)

Balance, June 30, 2000	26,519,976			11,148,170			(7,166,690)	3,981,480

Loss for the year							(642,586)	(642,586)

Balance, June 30, 2001	26,519,976			11,148,170			(7,809,276)	3,338,894

Shares issued for:
Mineral property interests	20,000		0.20	4,000				4,000
Exercise of stock options	300,000		0.10	30,000				30,000
Private placement	1,764,706		0.17	300,000				300,000
Finder’s fee	176,470
Loss for the year							(1,679,183)	(1,679,183)

Balance, June 30, 2002	28,781,152			11,482,170			(9,488,459)	1,993,711

Shares issued for:
Mineral property interests	40,000		0.20	8,000				8,000
Exercise of stock options	337,500		0.10	33,750				33,750
Loss for the year							(357,746)	(357,746)

Balance, June 30, 2003	29,158,652			11,523,920			(9,846,205)	1,677,715

Shares issued for:
Mineral property interests	40,000		0.78	31,200				31,200
Exercise of stock options	1,712,500		0.10	171,250				171,250
Exercise of stock options	422,000		0.23	97,060				97,060
Private placement	2,500,000		0.40	1,000,000				1,000,000
Finder’s fee	125,000
Private placement	7,764,704		0.85	6,599,998				6,599,998
Private placement	2,222,222		0.90	2,000,000				2,000,000
Exercise of warrants	3,708,132		0.44	1,631,578				1,631,578
Exercise of warrants	1,941,176		0.25	485,294				485,294
Exercise of warrants	435,000		0.60	261,000				261,000
Private placement expenses				(896,428)		355,906		(540,522)
Stock-based compensation						840,005		840,005
Loss for the year							(1,664,257)	(1,664,257)

Balance, June 30, 2004	50,029,386			$22,904,872		$1,195,911	$(11,510,462)	$12,590,321

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY… continued
(Expressed in Canadian Dollars)

						Deficit
						Accumulated
						During the
	Number of				Contributed	Exploration
	Shares		Price	Amount	Surplus	Stage	Total

Balance, June 30, 2004	50,029,386	$		$22,904,872	$1,195,911	$(11,510,462)	$12,590,321

Shares issued for:
Mineral property interests	40,000		0.71	28,400			28,400
Exercise of stock options (Note 9)	230,000		0.30	120,125			120,125
Exercise of warrants (Note 9)	1,965,000		0.60	1,179,000			1,179,000
Exercise of broker’s warrants
(Note 9)	325,000		0.60	242,304			242,304
Private placement	1,500,000		1.58	2,370,000			2,370,000
Stock-based compensation					148,543		148,543
Less:
options and broker’s warrants
exercised					(97,929)		(97,929)
Loss for the year						(1,063,474)	(1,063,474)

Balance, June 30, 2005	54,089,386			26,844,701	1,246,525	(12,573,936)	15,517,290

Shares issued for:
Mineral property interests	40,000		1.80	72,000			72,000
Exercise of stock options (Note 9)	315,000		0.54	298,384			298,384
Exercise of warrants (Note 9)	4,397,057		1.25	5,496,321			5,496,321
Exercise of broker’s warrants
(Note 9)	543,529		1.25	918,979			918,979
Stock-based compensation					2,275,298		2,275,298
Less: Fair market value of stock
options and broker’s warrants
exercised					(368,251)		(368,251)
Loss for the year						(3,307,465)	(3,307,465)

Balance, June 30, 2006	59,384,972			$33,630,385	$3,153,572	$(15,881,401)	$20,902,556

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	Cumulative
	Amounts from
	Inception on
	December 18,
	1986 to
	June 30, 2006	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Items not affecting cash:
Amortization	220,145	34,051	30,546	13,893
Write-off of mineral property interests	3,814,257
Write-off of deferred exploration costs	3,560,589	143,783	194,598	241,549
Loss (gain) on disposal of equipment	(13,867)		757
Stock-based compensation	3,263,846	2,275,298	148,543	840,005
Unrealized loss (recovery) on temporary investments	8,846	(2,749)	(31,404)	42,999
Loss (gain) on disposal of investments	(166,591)	23,927
Shares issued for management bonus	150,000

Changes in non-cash working capital items:
Decrease (increase) in receivables	(117,490)	58,674	(103,457)	(70,608)
Increase in prepaid expenses	(49,370)	(7,396)	(26,214)	(4,374)
Increase (decrease) in accounts payable and
accrued liabilities	298,409	75,709	(51,640)	12,714
Increase (decrease) in due to related parties	118,002	100,248	(52,616)	(153,168)

Net cash used in operating activities	(4,794,625)	(605,920)	(954,361)	(741,247)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	32,724,773	6,345,433	3,813,500	11,705,658

Net cash provided by financing activities	32,724,773	6,345,433	3,813,500	11,705,658

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral property interests	(6,046,712)	(288,777)	(673,373)	(611,213)
Deferred exploration costs	(7,339,341)	(2,413,657)	(816,648)	(442,661)
Restricted reclamation bond refunded (posted)	(228,453)	(31,761)	15,547	(65,252)
Acquisition (disposal) of temporary investments (net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)
Proceeds from disposal of equipment	58,141		1,968
Acquisition of equipment	(1,065,944)	(696,458)	(86,486)	(89,321)

Net cash provided by (used in) investing activities	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)

Increase (decrease) in cash during the period	11,397,885	11,115,426	(2,113,068)	2,262,141

Cash, beginning of period		282,459	2,395,527	133,386

Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	2006	2005

Working capital	$13,238,927	$11,216,455
Deficit	(15,881,401)	(12,573,936)

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

White Knight Gold (U.S.) Inc. CUN Minerals Inc. Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Cash

Cash consists of cash on hand and highly liquid investments with original maturities of three months or less. At June 30, 2006 and 2005, cash consisted of cash and guaranteed investment certificates held in financial institutions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

Temporary investments

Temporary investments are recorded at the lower of cost or market on an aggregate basis. For temporary investments in which unrealized losses had been recognized in a previous year, any subsequent recoveries in market value are recorded up to original cost. This occurred during fiscal 2006 and 2005.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2006 and 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC- 126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interests is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties. For the Company, a reasonable estimate of this amortization period would be 5 years.

In September, 2004, the CICA amended the guidance in HB 3062 to remove the example of mineral rights as this reference may have implied that mineral rights are necessarily an intangible asset. This amendment confirmed the Company’s current method of accounting for mineral property interests. Unless alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset.

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Risk management

The Company's largest non-monetary assets are its mineral property interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Equipment and amortization

Equipment is recorded at cost and amortization is calculated at the following rates per annum using the declining- balance method:

Vehicles and technical equipment	30%
Office equipment	20%

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and its operating results are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding at June 30, 2006 of 58,855,176 (2005 – 53,091,304; 2004 – 39,038,472) does not include the 1,500,000 (2005 – 9,808,233; 2004 – 11,964,899) warrants outstanding and the 5,120,000 (2005 – 3,385,000; 2004 – 3,665,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comprehensive income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at June 30, 2006, the Company has no items that represent comprehensive loss, and therefore has not included a schedule of comprehensive loss in the financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3.	TEMPORARY INVESTMENTS

Temporary investments consist of highly liquid bonds with a carrying value at June 30, 2006 of $2,107,699 and a fair value of $2,155,981. The recovery reported in the consolidated financial statements of $2,749 (2005 - $31,404) related to temporary investments is a partial recovery of the unrealized loss on temporary investments reported in fiscal 2004 of $42,999.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2005	Additions		Recovery	June 30, 2006

Nevada Properties
Benmark	$61,163	$19,955	$		$81,118
Celt	283,867	1,052			284,919
Cottonwood	93,403	66,811			160,214
Fye Canyon	173,778	47			173,825
Gold Bar Horst	120,828	28,409			149,237
Gold Pick	19,555	5,001			24,556
Goldstone	22,684	9,625			32,309
Hunter	88,788	48,103			136,891
Ian	18,930	12,387			31,317
Knolls	58,154	27,948			86,102
McClusky Pass	96,737	37,723			134,460
New Pass	419,727	1,062		(1,057)	419,732
Pat Canyon	81,163	27,634			108,797
Patty (formerly Indian Ranch)	108,402				108,402
Slaven Canyon	254,556	110,871			365,427
South Cabin Creek	34,349	13,040			47,389
Squaw Creek	377,471	1,498		(108,708)	270,261
Tonkin Summit	100,788	28,875			129,663
Other	41,804	13,196			55,000
Total Nevada Properties	$2,456,147	$453,237		$(109,765)	$2,799,619

	Balance at				Balance at
	June 30, 2004	Additions		Recovery	June 30, 2005

Nevada Properties
Benmark	$24,922	$36,241	$		$61,163
Celt	106,057	194,427		(16,617)	283,867
Cottonwood	58,016	35,387			93,403
Fye Canyon	119,889	57,559		(3,670)	173,778
Gold Bar Horst	82,543	38,285			120,828
Gold Pick	10,811	8,744			19,555
Goldstone	19,846	2,838			22,684
Hunter	62,830	25,958			88,788
Ian		18,930			18,930
Knolls		58,154			58,154
McClusky Pass	56,194	40,543			96,737
New Pass	402,981	17,888		(1,142)	419,727
Pat Canyon	34,965	46,198			81,163
Patty (formerly Indian Ranch)	108,402				108,402
Slaven Canyon	163,314	91,242			254,556
South Cabin Creek	17,426	16,923			34,349
Squaw Creek	426,563	25,511		(74,603)	377,471
Tonkin Summit	59,615	41,173			100,788
Other		41,804			41,804
Total Nevada Properties	$1,754,374	$797,805		$(96,032)	$2,456,147

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

		Balance at				Balance at
		June 30, 2003	Additions		Recovery	June 30, 2004

Nevada Properties
Benmark	$		$24,922	$		$24,922
Celt			106,057			106,057
Cottonwood		30,692	27,324			58,016
Fye Canyon			119,889			119,889
Gold Bar Horst		61,700	20,843			82,543
Gold Pick		8,202	2,609			10,811
Goldstone			19,846			19,846
Hunter		36,203	26,627			62,830
McClusky Pass		400	55,794			56,194
New Pass		387,381	15,600			402,981
Pat Canyon			34,965			34,965
Patty (formerly Indian Ranch)		108,402				108,402
Slaven Canyon		54,177	109,137			163,314
South Cabin Creek		13,052	4,374			17,426
Squaw Creek		404,550	22,013			426,563
Tonkin Summit			59,615			59,615
Total Nevada Properties		$1,104,759	$649,615	$		$1,754,374

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Celt, Eureka County, Nevada

In fiscal 2004, the Company acquired the property by staking. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”) whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005 (completed). Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. The property is comprised of 608 claims.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Cottonwood, Eureka County, Nevada

In fiscal 2002, the Company staked 56 claims and executed a mining lease agreement to acquire six adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$9,000 and has issued 80,000 common shares of the Company at a value of $69,800. The Company is required to make further annual lease payments of US$5,000. The Company has staked an additional 57 claims in the surrounding area.

Fye Canyon, Eureka County, Nevada

In fiscal 2004, the Company executed a mining lease agreement to acquire 114 claims (the “Underlying Fye Agreement”). Under the terms of the agreement, the Company has made an initial lease payment of US$5,000 which will increase by US$5,000 per year to a maximum of US$50,000 per year. The underlying royalty retained by the owner is 2% of net smelter returns up to a maximum of US$1,000,000 after which it is reduced to 1% of net smelter returns to a maximum of US$5,000,000. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008, and the assumption of all obligations under the Underlying Fye Agreement. TCAI completed a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. An additional 231 claims have been staked in the area of interest.

Hunter, Eureka County, Nevada

In fiscal 2002, the Company staked 46 claims and executed a mining lease agreement to acquire two adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$14,000 and issued 100,000 common shares of the Company at a value of $73,800. The Company is required to make further annual lease payments of US$7,000.

Patty (formerly Indian Ranch), Eureka County, Nevada

In fiscal 1994, the Company entered into a lease agreement for a 100% interest in 48 claims by issuing 100,000 common shares of the Company. The agreement is subject to a 6% net smelter return royalty payable to the lessee. The agreement was amended during a prior year whereby the Company secured the ability to buy down the 6% net smelter return royalty to 3% by making a payment of US$500,000 and extending the lease term to 2014. The Company holds an additional 496 claims within the area of interest.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

In fiscal 1997, the Company entered into an option agreement with Chapleau Resources Ltd. (“Chapleau”). Pursuant to the terms of the agreement and the subsequent amendment, Chapleau was vested a 40% undivided interest in the property in 2001.

In fiscal 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company (“Kennecott”) whereby Kennecott could earn a 60% interest in the property by making certain option payments and incurring certain exploration expenditures. After paying the Company certain option payments, Kennecott terminated the agreement in November 2001. Upon termination of the Kennecott agreement, Chapleau’s interest in the property was reduced to a 25% undivided interest, leaving the Company with a 75% undivided interest in the property.

In fiscal 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”). Under the terms of the agreement, PDUS may earn a 60% interest in the property by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies for their 2002 claim filing costs. During fiscal 2005, PDUS provided notice that it had completed the work expenditure requirement and was exercising its right to vest its 60% ownership. The Company now owns an undivided 30% interest.

New Pass, Churchill County, Nevada

In fiscal 1998, the Company purchased a 100% interest in the property from Quest USA Resources Inc. by making payments totalling US$165,000, subject to a 2.75% net smelter return royalty. In fiscal 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. In fiscal 2005, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaventure”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$125,000 and 200,000 shares valued at $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. The property is comprised of 107 claims.

Slaven Canyon, Lander County, Nevada

In fiscal 2002, the Company acquired 51 claims by staking. In fiscal 2003, the Company acquired 17 claims by staking and acquired an additional 642 acres of land contiguous to the Company’s claims by executing three lease agreements which provide for escalating lease payments. In fiscal 2004, the Company acquired an additional 190 claims by staking and acquired an additional 350 acres of land contiguous to the Company’s claims by executing seven lease agreements which provide for cash payments totalling US$7,400 on signing and escalating lease payments thereafter. The underlying royalty retained by the owners ranges from ½% of net smelter returns to 3½% of net smelter returns with a buy-down provision allowing the Company to reduce the underlying royalty to a 2% net smelter return by paying US$1,500,000. In July, 2005, the Company acquired an additional 320 acres of land contiguous to the Company’s claims by executing a lease agreement which provides for a cash payment of US$7,619 and re-imbursement of fees of US$15,000 upon signing (both payments made), and escalating lease payments thereafter. The underlying royalty retained by the owner is 2.75%.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Squaw Creek, Elko County, Nevada

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking. During the 2005 fiscal year, the Company granted ODE an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period (US$125,000 and 200,000 shares at a value of $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Other Nevada Properties

In fiscal 2002, the Company acquired a 100% interest by staking the South Cabin Creek and Gold Bar Horst properties. In fiscal 2003, the Company acquired a 100% interest in the Gold Pick property by staking. In fiscal 2004, the Company acquired the McClusky Pass, Pat Canyon, Tonkin Summit, Benmark, and Goldstone properties. During the 2005 fiscal year, the Company acquired the Ian and Knolls properties.

5.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
By Type of Cost	June 30, 2005	Additions	June 30, 2006
Assays	$ 713,694	$ 170,016	$ 883,710
Consulting	2,875,000	573,571	3,448,571
Drafting and report preparation	431,177	12,385	443,562
Drilling	3,103,814	1,474,859	4,578,673
Field operations	847,547	151,922	999,469
Reclamation	191,795	176,375	368,170
Recording	80,079		80,079
Supervision	374,039	17,668	391,707
Surveys	740,154	70,595	810,749
Trenching and site preparation	397,332	75,376	472,708
Recovery	(4,998,875)	(223,503)	(5,222,378)
Write-off	(3,246,878)	(143,783)	(3,390,661)
Total	$ 1,508,878	$ 2,355,481	$ 3,864,359

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

	Balance at		Balance at
By Type of Cost	June 30, 2004	Additions	June 30, 2005
Assays	$681,131	$32,563	$713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	771,641	75,906	847,547
Reclamation	179,489	12,306	191,795
Recording	80,079		80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Trenching and site preparation	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)
Total	$733,072	$775,806	$1,508,878

	Balance at		Balance at
By Type of Cost	June 30, 2003	Additions	June 30, 2004

Assays	$680,604	$527	$681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	739,812	31,829	771,641
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)

Total	$506,371	$226,701	$733,072

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

	Balance at						Balance at
By Property	June 30, 2005	Additions		Recoveries		Write-offs	June 30, 2006
Nevada Properties
Benmark	$6,743	$25,388	$		$		$32,131
Celt	70,920	4,729		(58,144)			17,505
Cottonwood	105,702	351,546					457,248
Fye Canyon	78,139	816		(58,144)			20,811
Gold Bar Horst	54,943	92,504					147,447
Gold Pick	75,290	389,571					464,861
Goldstone	3,864						3,864
Hunter	24,926	9,260					34,186
Ian	625						625
Knolls	9,636	11,723					21,359
McClusky Pass	71,157	458,007					529,164
New Pass	162,063	9,301		(107,215)			64,149
Pat Canyon	22,846						22,846
Patty (formerly Indian Ranch)	24,223	92,487					116,710
Slaven Canyon	730,729	1,075,530					1,806,259
South Cabin Creek	34,106	4,539					38,645
Tonkin Summit	32,966	53,583					86,549
General exploration		143,783				(143,783)

Total Nevada Properties	$1,508,878	$2,722,767		$(223,503)		$(143,783)	$3,864,359

	Balance at						Balance at
By Property	June 30, 2004	Additions		Recoveries		Write-offs	June 30, 2005
Nevada Properties
Benmark	$2,091	$4,652	$		$		$6,743
Celt	24,295	46,625					70,920
Cottonwood	30,807	74,895					105,702
Fye Canyon	31,495	46,644					78,139
Gold Bar Horst	40,975	13,968					54,943
Gold Pick	60,933	14,357					75,290
Goldstone	2,920	944					3,864
Hunter	23,028	1,898					24,926
Ian		625					625
Knolls		9,636					9,636
McClusky Pass	21,506	49,651					71,157
New Pass	237,246	11,919		(87,102)			162,063
Pat Canyon	13,007	9,839					22,846
Patty (formerly Indian Ranch)	12,395	11,828					24,223
Slaven Canyon	199,521	531,208					730,729
South Cabin Creek	26,322	7,784					34,106
Squaw Creek	2,227	12,185		(14,412)
Tonkin Summit	4,304	28,662					32,966
General exploration		194,598				(194,598)

Total Nevada Properties	$733,072	$1,071,918		$(101,514)		$(194,598)	$1,508,878

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

		Balance at				Balance at
		June 30,				June 30,
By Property		2003	Additions		Write-offs	2004

Nevada Properties
Benmark	$		$2,091	$		$2,091
Celt			24,295			24,295
Cottonwood		30,807				30,807
Fye Canyon			31,495			31,495
Gold Bar Horst		40,975				40,975
Gold Pick		47,939	12,994			60,933
Goldstone			2,920			2,920
Hunter		23,028				23,028
McClusky Pass		7,266	14,240			21,506
New Pass		229,959	7,287			237,246
Pat Canyon			13,007			13,007
Patty (formerly Indian Ranch)		10,099	2,296			12,395
Slaven Canyon		88,532	110,989			199,521
South Cabin Creek		26,322				26,322
Squaw Creek		1,444	783			2,227
Tonkin Summit			4,304			4,304
General exploration			241,549		(241,549)

Total Nevada Properties		$506,371	$468,250		$(241,549)	$733,072

6.	EQUIPMENT

		2006			2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Vehicles	$93,552	$40,476	$53,076	$76,745	$24,156	$52,589
Technical equipment	847,526	20,602	826,924	41,041	14,221	26,820
Office equipment	79,378	28,525	50,853	76,884	17,175	59,709

	$1,020,456	$89,603	$930,853	$194,670	$55,552	$139,118

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

7.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company entered into the following transactions with related parties:

	a)	Paid or accrued $264,000 (2005 - $264,000; 2004 - $210,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

b)

Paid or accrued $127,504 (2005 - $111,223; 2004 - $115,879) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $111,636 (2005 - $111,223; 2004 - $115,879) is included in or written-off to deferred exploration costs.

	c)	Paid or accrued $117,770 (2005 - $8,815; 2004 – $NIL) in administrative fees to officers and a company controlled by a director of the Company.

At June 30, 2006, there is $118,002 (2005 - $17,754) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The Company entered into consulting agreements with directors and officers of the Company and to companies controlled by directors of the Company. The annual consulting fee commitments are as follows:

2007	$324,000
2008	162,000
$486,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8.	ASSET RETIREMENT OBLIGATION

The following table presents the aggregate carrying amount of the obligation associated with the retirement of the properties:

	2006		2005
Asset retirement obligation	$165,985	$

The undiscounted amount of cash flows, required over the estimated reserve life of the underyling assets, to settle the obligation, adjusted for inflation, is estimated at $196,768 (2005 – $NIL). The obligation was calculated using a credit-adjusted risk free discount rate of 4% and an inflation rate of 4.1%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur when the properties are disposed of.

9.	CAPITAL STOCK

Share issuances

During the 2006 fiscal year the Company had no share issuances other than those issued for mineral property interests, exercise of warrants and stock options.

During the 2005 fiscal year the Company completed a private placement of 1,500,000 units at $1.58, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $2.50 for one year.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…)

During the 2004 fiscal year the Company completed three private placements:

a)

2,500,000 units at $0.40, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $0.60 for two years (435,000 warrants exercised during the year) with an additional provision that if the closing price of the Company’s shares exceeds $0.95 for a period of more than 20 business days, the warrants must be exercised within two weeks of notice (triggered subsequent to year end). A finder’s fee of 125,000 units were issued as well as finder’s warrants valued at $47,304 entitling the holder to acquire 200,000 shares of the Company at a price of $0.60 for one year; subject to the same additional provision as for the placees (triggered subsequent to year end);

b)

7,764,704 units at $0.85, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $1.25 for 18 months. Brokers’ warrants valued at $239,567 were issued entitling the holder to acquire 543,529 shares of the Company at a price of $1.25, exercisable for 18 months; and

c)

2,222,222 units at $0.90, each unit consisting of one common share and one-half non-transferable share purchase warrant, each one warrant entitling the holder to purchase an additional share at $1.25 for one year. Brokers’ warrants valued at $69,035 were issued entitling the holder to acquire 155,555 shares of the Company at a price of $1.25, exercisable for 1 year.

	d)	Share issuance costs related to private placements during the year totalled $540,522.

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities vest no earlier than as to one-quarter upon the grant date and a further one-quarter after each of the following three three-month periods. The options can be granted for a maximum term of 10 years.

At June 30, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Options	Price	Expiry Date
755,500	$ 0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,120,000

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…) Stock options (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, June 30, 2003	3,075,000	$0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13

Balance, June 30, 2004	3,665,000	0.43
Options granted	150,000	0.73
Options expired/cancelled	(200,000)	1.25
Options exercised	(230,000)	0.30

Balance, June 30, 2005	3,385,000	0.41
Options granted	2,050,000	1.90
Options exercised	(315,000)	0.54

Balance, June 30, 2006	5,120,000	$1.00

Number of options currently exercisable	4,920,000	$0.96

Weighted average fair value of options granted during the year	2004	$0.39
	2005	0.56
	2006	1.16

Stock-based compensation

The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2006	2005	2004

Weighted average risk-free interest rate	3.9%	3.7%	4.2%
Expected life of options and warrants	5 years	5 years	1 year -5 years
Weighted average annualized volatility	71%	101%	118%
Dividend	0.00%	0.00%	0.00%

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…) Warrants

Warrant transactions are summarized as follows:

	Number	Exercise	Expiry Date
	of Warrants	Price

Balance, June 30, 2003	5,649,308
Warrants exercised	(3,708,132)	$0.44	November 18, 2003
Warrants exercised	(1,941,176)	0.25	June 27, 2004
Warrants granted	200,000	0.60	October 24, 2004
Warrants granted	2,625,000	0.60	August 3, 2004
Warrants exercised	(435,000)	0.60	August 3, 2004
Warrants granted	7,719,998	1.25	July 29, 2005
Warrants granted	588,235	1.25	August 3, 2005
Warrants granted	1,266,666	1.25	June 25, 2005

Balance, June 30, 2004	11,964,899
Warrants exercised	(2,290,000)	0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants expired	(1,266,666)	1.25	June 25, 2005
Warrants granted	1,500,000	2.50	December 20, 2006

Balance, June 30, 2005	9,808,233
Warrants exercised	(4,352,351)	1.25	July 29, 2005
Warrants exercised	(588,235)	1.25	August 3, 2005
Warrants expired	(3,367,647)	1.25	July 29, 2005

Balance, June 30, 2006	1,500,000

The number of warrants outstanding at June 30, 2006 is summarized as follows:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$ 2.50	December 20, 2006

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

10.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

		2006		2005		2004

Loss before income tax recovery		$(3,307,465)		$(1,063,474)		$(1,664,257)

Expected income tax recovery		$(1,227,731)		$(378,597)		$(618,241)
Non-deductible expenses		1,144,086		14,884		315,842
Differences in foreign tax rates		13,135		32,371		1,810
Tax loss benefit not recognized for book purposes		70,510		331,342		300,589

Actual income tax recovery	$	NIL	$	NIL	$	NIL

The significant components of the Company's future tax assets are as follows:

		2006		2005		2004

Net operating loss carry forwards		$2,413,320		$2,338,680		$2,517,008
Mineral properties and other assets		681,280		590,427		618,517
Share issuance costs		80,257		117,590		158,213
		3,174,857		3,046,697		3,293,738

Less: valuation allowances		(3,174,857)		(3,046,697)		(3,293,738)

Net future tax assets	$	NIL	$	NIL	$	NIL

The Company has non-capital losses of approximately $6,853,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will begin to expire in 2007. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,709,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the exploration and development of mineral properties. Geographic information is as follows:

			Mineral
			Property
			Interests
			and
			Deferred
	Total		Exploration	Other
	Assets	Equipment	Costs	Assets
June 30, 2006
Canada	$ 13,637,654	$ 24,639	$	$ 13,613,015
United States	7,864,404	906,214	6,663,978	294,212

	$ 21,502,058	$ 930,853	$ 6,663,978	$ 13,907,227

June 30, 2005
Canada	$ 11,377,473	$ 30,799	$	$ 11,346,674
United States	4,319,402	108,319	3,965,025	246,058

	$ 15,696,875	$ 139,118	$ 3,965,025	$ 11,592,732

	2006	2005	2004
Loss before other items:
Canada	$ 3,338,256	$ 893,992	$ 1,366,939
United States	234,710	206,754	101,391

	$ 3,572,966	$ 1,100,746	$ 1,468,330

12.	RESTRICTED RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

13.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the years ended June 30, 2006, June 30, 2005 and June 30, 2004 include the Company issuing 40,000 common shares each year at a value in the current year of $72,000 (2005 – $28,400; 2004 - $31,200) for the acquisition of mineral property interests. In the year ended June 30, 2004, the Company issued 125,000 units as a finder’s fee related to a private placement. Included in accounts payable are $93,378 (2005 – $153,756) relating to deferred exploration costs, $129,328 (2005 – $NIL) relating to equipment, $6,330 (2005 – $NIL) relating to restricted reclamation bonds and $2,695 (2005 – $NIL) relating to mineral property interests.

14.	COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

2007	$38,295
2008	22,500
$60,795

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, temporary investments, receivables, restricted reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash primarily in one commercial bank in Vancouver, British Columbia, Canada and one commercial bank in Reno, Nevada, United States.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

			2006				2005

	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP

Temporary
investments	$2,107,699		$48,282	$2,155,981	$10,895,443		$36,224	$10,931,667
Other current assets	11,564,745			11,564,745	500,597			500,597
Mineral property
interests	2,799,619		(2,032,127)	767,492	2,456,147		(1,839,607)	616,540
Deferred exploration
costs	3,864,359		(3,864,359)		1,508,878		(1,508,878)
Equipment	930,853			930,853	139,118			139,118
Restricted reclamation
bonds	234,783			234,783	196,692			196,692

	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614

Current liabilities	$433,517	$		$433,517	$179,585	$		$179,585
Asset retirement
obligation	165,985			165,985
Shareholders' equity	20,902,556		(5,848,204)	15,054,352	15,517,290		(3,312,261)	12,205,029

	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative
	Amounts from
	Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004

Loss for the period, Canadian GAAP	$ (15,881,401)	$ (3,307,465)	$ (1,063,474)	$ (1,664,257)
Adjustments:
Mineral property interests	(2,032,127)	(192,520)	(619,497)	(556,945)
Deferred exploration costs	(3,864,359)	(2,355,481)	(775,806)	(226,701)
Increase in temporary investments	48,282	22,634	36,224

Loss for the period, United States GAAP	$ (21,723,605)	$ (5,832,832)	$ (2,422,553)	$ (2,447,903)
Basic and diluted loss per share, United States GAAP		$ (0.10)	$ (0.05)	$ (0.06)
Weighted average number of common shares outstanding,
United States GAAP		58,855,176	53,091,304	39,038,472

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative
	Amounts from
	Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004

Cash flows used in operating activities, Canadian GAAP	$(4,794,625)	$(605,920)	$(954,361)	$(741,247)
Acquisition of mineral property interests	(5,449,802)	(209,852)	(619,497)	(556,945)
Deferred exploration costs	(7,339,941)	(2,413,657)	(816,648)	(442,661)
Acquisition (disposal) of temporary investments (net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)
Cash flows provided by (used in) operating activities, United	(19,494,322)	5,577,137	(5,803,721)	(9,234,676)
States GAAP
Cash flows provided by financing activities, Canadian
GAAP	32,724,773	6,345,433	3,813,500	11,705,658
and United States GAAP
Cash flows provided by (used in) investing activities,
Canadian GAAP	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)
Acquisition of mineral property interests	5,449,802	209,852	619,497	556,945
Deferred exploration costs	7,339,941	2,413,657	816,648	442,661
Acquisition (disposal) of temporary investments (net)	1,909,954	(8,806,566)	3,413,215	7,493,823
Cash flows used in investing activities,
United States GAAP	(1,832,566)	(807,144)	(122,847)	(208,841)

Increase (decrease) in cash during the period	11,397,885	11,115,426	(2,113,068)	2,262,141
Cash, beginning of period		282,459	2,395,527	133,386
Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and United States GAAP.

Under United States GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Asset retirement obligations

The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at June 30, 2006 and 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2005. The Company determined there were no asset retirement obligations as at June 30, 2005.

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company's investment in debt securities have been classified as trading securities. Under SFAS 115, for the 2004 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations. For the 2006 fiscal year, an excess holding gain of $48,282 (2005 - $36,224) would be recognized under United States GAAP.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.